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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Doral Financial Corporation

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

25811P100

(Cusip Number)

Salomón Levis, 1451 F.D. Roosevelt Avenue, San Juan, PR 00920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P100 Page 2 of 11 Pages

1.	Name of Reporting Person: Salomón Levis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): See Item 6 and Schedule A
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): No shares are being purchased currently

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,303,833(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,303,833(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,303,833(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 828,000 Shares that could be purchased by exercise of stock options exercisable at February 3, 2003 or within 60 days after that day.

CUSIP No. 25811P100 Page 3 of 11 Pages

1.	Name of Reporting Person: David Levis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): See Item 6 and Schedule A
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,285,018

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,285,018

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,285,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 25811P100 Page 4 of 11 Pages

1.	Name of Reporting Person: Zoila Levis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): See Item 6 and Schedule A
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,102,316(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,102,316(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,102,316(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 414,000 Shares that could be purchased by exercise of stock options exercisable at February 3, 2003 or within 60 days after that date.

CUSIP No. 25811P100 Page 5 of 11 Pages

1.	Name of Reporting Person: Mario S. Levis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): See Item 6 and Schedule A
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,527,218(1)

		8.	Shared Voting Power: 1,650

		9.	Sole Dispositive Power: 1,527,218(1)

		10.	Shared Dispositive Power: 1,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,528,868(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 327,750 Shares that could be purchased by exercise of stock options exercisable at February 3, 2003 or within 60 days after that date.

CUSIP No. 25811P100 Page 6 of 11 Pages

1.	Name of Reporting Person: Aidiliza Levis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): See Item 6 and Schedule A
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 44,250(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 44,250(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,250(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Represents less than one percent

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 7,500 Shares that could be purchased by exercise of stock options exercisable at February 3, 2003 or within 60 days after that date.

CUSIP No. 25811P100 Page 7 of 11 Pages

1.	Name of Reporting Person: David Rafael Levis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): See Item 6 and Schedule A
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,750(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 17,750(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,750(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Represents less than one percent

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 4,500 Shares that could be purchased by exercise of stock options exercisable at February 3, 2003 or within 60 days after that date.

Page 8 of 11 Pages

SCHEDULE 13D ITEMS

The original filing to which this Amendment No. 6 relates was dated October 5, 1995 and was amended by an Amendment No. 1 dated December 15, 1995 (“Amendment No. 1”), Amendment No. 2 dated September 3, 1996 (“Amendment No.2”) and Amendment No. 3 (“Amendment No. 3”) dated September 9, 1997, Amendment No. 4 (“Amendment No. 4”) dated March 2, 1998, and Amendment No. 5 (“Amendment No. 5”) dated July 22, 1998.
Item 1.	Security and Issuer
This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Doral Financial Corporation, formerly First Financial Caribbean Corporation (the "Company"), a Puerto Rico corporation, having its principal executive offices at 1451 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920 and is being filed by the persons identified in Item 2 below.

Item 2.	Identity and Background
See Schedule A attached hereto.

None of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 5 years or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The amount of Funds used by David Levis, Zoila Levis, Mario S. Levis, Aidiliza Levis and David R. Levis to purchase the shares of Common Stock reflected in the table under Item 5 below was $1,158,400, $579,200, $579,200, $434,400 and 144,800, respectively. Each financed the purchase of the shares acquired by him or her with personal funds.

Item 4.	Purpose of Transaction
The purpose of this Amendment No. 6 is to reflect the sale by Salomón Levis of 100,000 shares of Common Stock to David Levis, Zoila Levis, Mario S. Levis, Aidiliza Levis and David R. Levis. This Amendment No. 6 also includes for first time David R. Levis and Aidiliza Levis as reporting persons under this Schedule 13D. The shares of Common Stock described in Item 5 purchased by David Levis, Zoila Levis, Mario S. Levis, Aidiliza Levis and David R. Levis were purchased for personal investment in order to increase their investment in the Company.

Item 5.	Interest in Securities of the Issuer
(a) See Schedule A hereto and cover pages for each individual filing this Schedule. All share information contained in this Amendment No. 6, including this Item 5, has been adjusted to reflect a three-for-two stock split effective September 14, 2002.

(b) The spouse of Mario S. Levis owns 1,650 shares of the Company's Common Stock which have been included in the total amount of shares owned by such person. The inclusion of such shares of Common Stock in this Schedule 13D shall not be construed as an admission by Mario S. Levis that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

Furthermore, the filing of this Schedule 13D by each of the reporting persons shall not be construed as an admission that the shares of any such person are beneficially owned by any of the other individuals reporting hereunder for purposes of Section 13(d) of the Securities Exchange Act of 1934. Except for the shares of Common Stock owned by their spouses, each of the persons filing this Schedule has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock owned by him or her, subject to the community property laws of the Commonwealth of Puerto Rico.

Since none of the individuals filing this Schedule individually own 5% of the outstanding shares of the Company's Common Stock, the persons filing this Schedule disclaim that the provision of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder are applicable to their respective holdings of the Company's Common Stock.

(c) On January 22, 2003, Salomón Levis sold, pursuant to a private transaction, 100,000 shares of the Company's Common Stock, $1.00 par value, to the other reporting persons under this Schedule 13D. The purchase price per share was $28.96, which was the last sale price per share of the Company's Common Stock on January 22, 2003, as reported on the New York Stock Exchange.

Page 9 of 11 Pages

The following reporting persons purchased the following shares:

Purchased by Zoila Levis:

	Number of
Date	Shares	Price	Nature of Transaction

1/22/03	20,000	$28.96	Purchase (Non-Open Market)

Purchased by Mario S. Levis:

	Number of
Date	Shares	Price	Nature of Transaction

1/22/03	20,000	$28.96	Purchase (Non-Open Market)

Purchased by David Levis:

	Number of
Date	Shares	Price	Nature of Transaction

1/22/03	40,000	$28.96	Purchase (Non-Open Market)

Purchased by Aidiliza Levis:

	Number of
Date	Shares	Price	Nature of Transaction

1/22/03	15,000	$28.96	Purchase (Non-Open Market)

Purchased by David R. Levis:

	Number of
Date	Shares	Price	Nature of Transaction

1/22/03	5,000	$28.96	Purchase (Non-Open Market)

Page 10 of 11 Pages

Within the past sixty days, Salomón Levis, David Levis, Zoila Levis, David R. Levis, Aidiliza Levis and Mario S. Levis have not entered into purchase transactions other than those described above. Salomón Levis entered into the following additional transactions:

Donations by Salomón Levis:

	Number of
Date	Shares	Price	Nature of Transaction

12/30/02	1,000	N/A	Bona Fide Gift
01/21/03	500	N/A	Bona Fide Gift

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None other than an informal understanding that the persons listed in Schedule A attached hereto will consult with each other regarding the disposition and voting of the shares of the Company's Common Stock owned by each of them. Furthermore, the persons listed in Schedule A may acquire additional shares of the Company's Common Stock.

Item 7.	Material to Be Filed as Exhibits
None Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date: February 3, 2003

/s/ Salomón Levis

Salomón Levis

/s/ David Levis

David Levis

/s/ Zoila Levis

Zoila Levis

/s/ Mario S. Levis

Mario S. Levis

/s/ Aidiliza Levis

Aidiliza Levis

/s/ David R. Levis

David R. Levis

Page 11 of 11 Pages

Schedule A Doral Financial Corporation Amendment No. 6 to Schedule 13D

Item 2. Identity and Background and
Item 5. Interest in Securities of the Issuer

			(3)
			Present Principal occupation or	(4)
			employment and the name,	(Item 5)
			principal business and address
			of any corporation or other	Total number of
	(1)	(2)	organization in which such	shares of Common	Percentage of
	Name	Business Address	employment is conducted.	Stock owned on the	Class of Common
(Item 2(a) and (5))		(Item 2(b))	(Item 2(c))	date hereof(1)	Stock (2)

1.	Salomón Levis	1451 F.D. Roosevelt Avenue	Chairman of the Board and Chief	1,303,833	1.8%
		San Juan, Puerto Rico 00920	Executive Officer of the Company, a corporation engaged principally in the origination, servicing, purchase and sale of mortgages on single-family houses, and the issuance and sale of various mortgage-backed securities.
2.	David Levis	1451 F.D. Roosevelt Avenue	Private investor and	1,285,018	1.8%
		San Juan, Puerto Rico 00920	Director Emeritus of the Company
3.	Zoila Levis	1451 F.D. Roosevelt Avenue	President of the Company	1,102,316	1.5%
		San Juan, Puerto Rico 00920
4.	Mario S. Levis	1451 F.D. Roosevelt Avenue	Senior Executive Vice President and
		San Juan, Puerto Rico 00920	Treasurer of the Company	1,528,868 (3)	2.1%
5.	Aidiliza Levis	1451 F.D. Roosevelt Avenue	President Centro Hipotecario, Inc.
		San Juan, Puerto Rico 00920	a wholly-owned subsidiary of the company	44,250	(4)
6.	David R. Levis	1451 F.D. Roosevelt Avenue	President of the HF Mortgage
		San Juan, Puerto Rico 00920	Division of the Company	17,750	(4)

		Total		5,282,035	7.4%

(1)	Includes shares that could be purchased by exercise of stock options exercisable at February 3, 2003 or within 60 days after that date, as follows: Salomón Levis – 828,000, Zoila Levis – 414,000, Mario S. Levis – 327,750, Aidiliza Levis – 7,500 and David R. Levis – 4,500.

(2)	Based on 71,844,848 shares of Common Stock of the Company outstanding as of November 7, 2002.

(3)	Includes 1,650 shares owned by the spouse of Mario S. Levis.

(4)	Represents less than one percent.